For Immediate Release

LMS MEDICAL SEES FISCAL 2008 REVENUE JUMP 72% OVER F07

Q4/F08 REVENUE HITS NEW RECORD

Montreal, Quebec, May 14, 2008 - LMS Medical Systems (TSX: LMZ,) a healthcare technology company and developer of the CALM® patient safety software system for obstetrics, today reported preliminary results for Fiscal 2008 (March 31), which saw a substantial rise in revenues over the previous fiscal year. All amounts are in Canadian dollars and are unaudited.

Revenue continues to grow substantially year over year. For F08, revenue totaled $4.92 million compared to $2.86 million in F07 and $1.58 million in F06. Fourth quarter revenue totaled $2.28 million, a 59% increase compared to $1.43 million in the fourth quarter of F07. Fourth quarter revenue in F06 totaled $.3 million.

Also, as a significant percentage of the company’s revenues come from the United States, the strength of the Canadian dollar impacted results. At a constant rate of exchange as of the beginning of the fiscal year, revenue would have increased by an additional 12%.

Complete audited results for the fiscal year ended March 31, 2008 and Management’s Discussion and Analysis will be released on or about June 13, 2008.

About LMS: LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information about LMS Medical Systems please contact:

Andrea Miller, Communications	Grant Howard / Dave Burwell
LMS Medical Systems Inc.	The Howard Group Inc.
Tel: (514) 488-3461 Ext. 222	Toll Free: 1-888-221-0915
Fax: (514) 488-1880	Info@howardgroupinc.com
investor@lmsmedical.com / www.lmsmedical.com	www.howardgroupinc.com